Exhibit 16.1

Tel: 415-397-7900	One Bush Street Suite 1800
Fax: 415-397-2161	San Francisco, CA 94104
www.bdo.com

September 11, 2023

Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 7, 2023, to be filed by our former client, Wag! Group Co. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA refers to BDO USA, P.C., a Virginia professional service corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp or P.S.C.

BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.